UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File No. 000-55859

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Events

a)	Press Releases

i.	On September 13, 2018, the Company issued a press release entitled “Electra Meccanica to Exhibit at Cambridge House International 2018 Extraordinary Future Conference” which is attached hereto as Exhibit 99.

ii.	On September 11, 2018, the Company issued a press release entitled “Electra Meccanica to Debut the SOLO, its Single-Passenger EV at the Alt-Car Expo in Santa Monica, CA on October 12” which is attached hereto as Exhibit 99.

iii.	On September 5, 2018, the Company issued a press release entitled “Electra Meccanica Announces Collaboration with 7-Eleven Canada” which is attached hereto as Exhibit 99.

iv.	On August 27, 2018, the Company issued a press release entitled “Electra Meccanica To Ring the Nasdaq Bell on August 30, 2018” which is attached hereto as Exhibit 99.

b)	Roadshow Presentations

i.	September 2018 roadshow presentation entitled “60 Years of Innovation”

ii.	September 2018 roadshow presentation entitled “Zongshen Production Facility”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

    /s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer

Date: September 28, 2018